Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 14, 2017

December 14, 2017

The following is a transcript of a radio interview made available to employees of CVS Health Corporation:

CVS Health CEO on Aetna Deal

NPR: Morning Edition

DAVID GREENE, NPR, MORNING EDITION HOST:

It’s morning edition from NPR News, I’m David Greene.

STEVE INSKEEP, NPR, MORNING EDITION HOST:

And I’m Steve Inskeep. A CVS Pharmacy commercial from 1990 portrays the pharmacist as a friend, a confidant.

CUSTOMER, CVS COMMERCIAL:

Judy, I’m so embarrassed. The school nurse sent Lisa home today with this note.

PHARMACISTS, CVS COMMERCIAL:

Head lice really isn’t that unusual Gale.

ANNOUNCER, CVS COMMERCIAL:

Personal questions, private conversations.

INSKEEP:

That is the image that a pharmacy would prefer. Your actual experience at an actual pharmacy may be a bit more impersonal. But CVS Health, as the company now calls itself, is pushing to provide a more comprehensive service. The company is buying the insurance firm Aetna, which we should disclose, is an occasional sponsor of NPR programming. The CEO of CVS Health, Larry Merlo, says he wants to reinvent his stores as healthcare hubs, providing more consistent care to people with chronic conditions like diabetes.

LARRY MERLO, CHIEF EXECUTIVE OFFICER, CVS HEALTH:

Imagine a world where that patient can walk into a CVS pharmacist [sic]. They can engage with a nutritionists about their diet. They can talk to a nurse practitioner, perhaps have their blood glucose level checked. Talk to their pharmacist about medication.

INSKEEP:

And the company hopes to be more competitive in a tough industry. Merlo told us how he thinks Aetna can help them.

MERLO:

You think about the capabilities that Aetna has in terms of its ability to utilize information and you combine that with the convenience and the human touch of CVS, and it gives us the opportunity to be more proactive in terms of how we engage patients and help them achieve the best health possible for them.

INSKEEP:

What do you mean by information? Because if Aetna is my insurer, they know a lot? Their computers have a lot of information about what I’ve been treated for in the past?

MERLO:

Well, Steve, there’s a lot of information out there. Think, today, what we can do with CVS Pharmacy, we know if a patient has not filled their medication on time. And the fact that they haven’t, let’s talk to the patient, let’s find out why. So we’re reacting to something after the event’s occurred. I think the Aetna team has the ability of using the information that they have, in terms of how we can be more predictive. Someone who is demonstrating behaviors that have not resulted in an unintended consequence but we can engage and intervene with them before something unnecessary happens.

INSKEEP:

We should be frank also, you’re running a business there. You want to make a profit. You want a merger to be profitable. Do you see yourself packaging services for people? Buy Aetna Insurance and we’ll give you a discount on your drugs, or whatever that might be.

MERLO:

This combination is about reducing overall healthcare costs. And the ability to do that will allow us to bring products to market with lower premiums, perhaps lower deductibles, and that’s how the system works.

INSKEEP:

So assuming this merger goes through and CVS and Aetna are the same company and someone walks in the doors of a CVS store with a prescription that they want filled. And their insurer is Cigna, some non-Aetna insurance company, are they going to pay more?

MERLO:

No Steve, they wouldn’t. And we want to make these services available broadly in the marketplace. And that is not our goal, or our objective, as we go forward.

INSKEEP:

Do you want to expand even further? For example, bring doctors on board in some fashion, in the company that you’re assembling here?

MERLO:

In the coming months, years, we’re going to be testing and piloting a variety of alternatives that may include having physicians on site. I think that’s something that we want to better understand as we go forward.

INSKEEP:

Oh, so my pharmacy might also be my doctor’s office.

MERLO:

It potentially could be.

INSKEEP:

Didn’t you get your start as a pharmacist?

MERLO:

I did. I started in 1978 as a pharmacist.

INSKEEP:

So how was the work that you were doing decades ago behind that pharmacy counter different form the work that you envision people in CVS stores doing 5 years from now, or 10 years from now?

MERLO:

There are some things that haven’t changed over time. Maybe I’ll start there. The pharmacist is the most accessible healthcare professional. Today, you can walk into a pharmacy all across the country. You can engage in a conversation, whether it’s about your medication or some symptoms that you’re experiencing and look for advice from the pharmacist. So I think what’s evolving is that that pharmacists can play an important role in terms of being a care coordinator and supporting, I keep referring to it as the care plan, that helps patients with chronic disease stay adherent to that care plan.

INSKEEP:

Larry Merlo of CVS Health. Thanks very much.

MERLO:

Thank you Steve.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,”

“should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control. Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.